Exhibit 99.3

ESPÍRITO SANTO FINANCIAL GROUP S.A.

     ESPÍRITO SANTO FINANCIAL GROUP S.A.
société anonyme
registered office: 231 Val des Bons Malades L-2121 Luxembourg-Kirchberg

RCS Luxembourg B 22.232

NOTICE OF MEETING

Annual General Meeting of Espírito Santo Financial Group S.A. to be held on
27th May 2005 at 12 o’clock at the Company’s registered office, 231 Val des Bons
Malades, L-2121 Luxembourg-Kirchberg

AGENDA

1. Management Report by the Board of Directors and Auditors’ Report on Statutory and Consolidated Accounts for the year to 31st December 2004.

2. Approval of the audited Statutory and Consolidated Financial Statements and of the distribution of earnings for the period ended 31st December 2004.

3. Discharge of the Board of Directors and Statutory Auditors in respect of the year ended 31st December 2004.

4. Proposal to increase the numbers of directors of the Company from nineteen to twenty two.

5. Appointment of Mr. Joaquim de Abreu Trigo de Negreiros, with professional address at Rua Alexandre Herculano, 23, Oeiras, Portugal, as director of the Company.

In accordance with the Luxembourg law dated 4th December 1992, concerning important shareholdings in companies listed on the Luxembourg Stock Exchange, any shareholders who are the beneficial owners of more than 10% of the shares of the Company, directly or indirectly in the form of ADSs, are requested to declare their positions.

Société anonyme / R. C. Luxembourg B 22 232
231, Val des Bons Malades
2121 Luxembourg-Kirchberg, Luxembourg

Requirements to participate in the Annual General Meeting

In order to participate in the meeting, the holders of bearer shares must deposit their bearer shares with a bank or brokerage institution acceptable to the Company’s board of directors, and send the respective certificate to the Company. Holders of registered shares and ADSs are not required to make such deposit.

In addition, the holders of bearer shares, registered shares or ADSs who intend to participate in the meeting in person or by proxy are required to advise the Company of their intention. Proxy forms are available at the registered office of the Company.

The certificates as well as the information of attendance mentioned above and any proxy forms, should reach the Company at its registered office at 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg, T:00352 4389891, F:00352 435410, no later than the close of business (5pm, Luxembourg time) on 23rd May 2005.